UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K/A
Amendment No. 1

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2007
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Central Maine Power Company
   Employee Savings and Investment Plan for Union Employees
83 Edison Drive
Augusta, Maine 04336

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

Explanatory Note:

This Form 11-K/A has been filed to correct a typographical error in the Consent of Independent Registered Public Accounting Firm in Exhibit 23.

REQUIRED INFORMATION

The Central Maine Power Company Employee Savings and Investment Plan for Union Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2007 and 2006 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Central Maine Power Company Employee Savings and Investment Plan for Union Employees has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

Central Maine Power Company Employee Savings
and Investment Plan for Union Employees

Date: June 27, 2008	By /s/ Richard R. Benson Richard R. Benson Committee Member
Date: June 27, 2008	By /s/ Eric Stinneford Eric Stinneford Committee Member
Date: June 27, 2008	By /s/ Robert D. Kump Robert D. Kump Committee Member
Date: June 27, 2008	By /s/ F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

CENTRAL MAINE POWER COMPANY
EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Central Maine Power Company
Employee Savings and Investment Plan For Union Employees
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Central Maine Power Company
   Employee Savings and Investment Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Maine Power Company Employee Savings and Investment Plan for Union Employees as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 26, 2008

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets:
Investments, at fair value:
Cash and cash equivalents	$ -	$ 43
Registered investment companies	51,554,316	49,991,981
Common and collective trusts	3,080,887	-
Energy East Corporation Stock Fund	7,701,186	6,573,185
Stable Value Fund	5,972,974	6,209,766
Participant loans	1,520,491	1,376,737

	69,829,854	64,151,712

Receivables:
Contributions receivable	89,999	75,334

Net assets reflecting all investments at fair value	69,919,853	64,227,046

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	168,256	108,870

Net assets available for benefits	$ 70,088,109	$ 64,335,916

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006

Additions:
Investment income:
Net appreciation in fair value of investments	$ 1,704,314	$ 5,520,701
Interest and dividends	2,938,905	1,995,361

	4,643,219	7,516,062

Contributions:
Participant	2,988,453	2,884,364
Employer	994,942	950,443
Transfer from other qualified plans	63,774	3,557,160

	4,047,169	7,391,967

Total additions	8,690,388	14,908,029

Deductions:
Benefits paid to participants	2,938,195	2,198,791

Total deductions	2,938,195	2,198,791

Net increase	5,752,193	12,709,238
Net assets available for benefits: Beginning of year	64,335,916	51,626,678

End of year	$ 70,088,109	$ 64,335,916

See notes to financial statements.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN

The following description of the Central Maine Power Company (Company) Employee Savings and Investment Plan for Union Employees (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company on November 15, 1984, and became effective January 1, 1985, under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering eligible union employees of the Company, as well as union employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Each employee of the Company or an affiliated employer who is in a unit of employees covered by a collective bargaining agreement that has elected to participate in the Plan is eligible to join the Plan after completing one year of service during which the employee has worked at least 1,000 hours.

Contributions

Each participant elects a pay reduction percentage to be contributed to the Plan. Participants may elect to make contributions in amounts equal to 2% to 50% (in multiples of 1%) of their eligible base compensation to the Plan through pay reduction agreements. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution was $5,000 in 2007 and 2006. Participants can direct the investment of their contributions into various investment options offered by the Plan.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

For eligible participants that were hired prior to May 1, 2000, the Company contributes to the Plan an amount equal to 60% of the first 5% of the salary reduction plus 50% of the next 2% for

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN  (Continued)

a possible total match of 4% on a 7% pay reduction amount, provided, however, that the total contribution that the Company is obligated to make for any year does not exceed the maximum amount deductible from the Company's gross income under applicable provisions of the Code. Effective January 1, 2001, the Company contributes to the Plan on behalf of each eligible participant hired on or after May 1, 2000, a matching contribution in an amount equal to 100% of each participant's contribution up to 4% of eligible pay. The Company's matching contribution is made simultaneously with the payroll cycle and is deposited to the Energy East Corporation Stock Fund (see note 4).

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. The participant can transfer the Company's matching contribution in the Energy East Corporation Stock Fund to other available investment options within the Plan.

Benefit Payments

On termination of service, a participant may elect either a lump sum amount equal to the value of the interest in the participant's account, or installments over a period permissible under the Code. Distributions made from the funds occur as a result of termination of employment, death, retirement or permanent disability no later than 60 days after the end of the Plan year, unless under certain circumstances participants elect otherwise.

A participant may elect to make a regular withdrawal of up to 100% of the value of the participant's after-tax and/or rollover contributions and earnings thereon under certain conditions.

Other withdrawals with respect to contributions made subsequent to July 1, 1985 may be made only for reasons of hardship. A participant may elect to make a hardship withdrawal, as determined in accordance with the Plan provisions, of up to 100% of the participant's account.

Vesting

Participants are 100% vested in their account balances. Each participant's account consists of the participant's contributions and any rollover money, the matching Company contribution and any net earnings thereon.

Participant Loans

Participants may, in general, borrow in the aggregate not more than 50% of their account balances, subject to a minimum loan of $1,000 and a maximum loan of one-half of the participant's vested account balance or $50,000 less the highest outstanding loan balance in the previous twelve months, whichever is less. The interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. The interest rate on loans outstanding at year end was from 6.25% to 9.25% for 2007 and 2006.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

1.   DESCRIPTION OF THE PLAN  (Continued)

The maximum term is five years for general purpose loans or the lesser of thirty years or the length of time until the participant's 65th birthday for primary residence loans, with borrowed funds being repaid through payroll deductions.

If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. Units in common and collective trusts are valued based on the net asset value of units held by the Plan at year end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan subject to the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses, and second, for distribution to participants based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Accounting Principles Not Yet Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement 157. Changes from current practice that will result from the application of Statement 157 relate to the definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements. Statement 157 applies under other accounting pronouncements that require or permit fair value measurements in which the FASB previously concluded that fair value is the relevant measurement attribute, but does not require any new fair value measurements. The Plan will adopt Statement 157 in 2008; the adoption is not expected to significantly affect the Plan's net assets or change in net assets.

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS

A summary of the investments at December 31, 2007 and 2006 is as follows:
	2007

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$ 51,554,316
Common and collective trusts		3,080,887

Stable Value Fund:
Intermediate Bond Fund		5,863,122
Liquidity Fund		109,852
Wrapper contracts	AA	-

		5,972,974

Energy East Corporation Stock Fund		7,701,186
Participant loans		1,520,491

Total		$ 69,829,854

	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies Cash and cash equivalents		$ 49,991,981 43

Stable Value Fund:
Intermediate Bond Fund		6,411,047
Liquidity Fund		162,138
Wrapper contracts	AA-AAA	-

		6,573,185

Energy East Corporation Stock Fund		6,209,766
Participant loans		1,376,737

Total		$ 64,151,712

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)

Approximately 17% of the underlying investments in the Intermediate Bond Fund have been valued at fair value by the fund advisor at December 31, 2007 and December 31, 2006.

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $168,256 and $108,870 at December 31, 2007 and 2006, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2007 and 2006:

	2007	2006

Energy East Corporation Stock Fund	$ 7,701,186	$ 6,209,766
JPMCB Intermediate Bond Fund	5,863,122	6,411,047
T. Rowe Price Small Cap Value Fund	4,083,569	4,545,066
Vanguard Institutional Index Fund	17,379,475	17,176,985
T. Rowe Price Retirement 2010 Fund	4,928,253	4,051,721
T. Rowe Price Retirement 2015 Fund	4,255,400	4,230,271
T. Rowe Price Retirement 2020 Fund	4,756,701	3,940,502
T. Rowe Price Retirement 2025 Fund	3,621,758	-
Fidelity Diversified International Fund	4,527,008	3,516,599

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate. Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2007 and 2006:

	2007	2006

The average yield earned on the investments	4.65%	4.27%

	2007	2006

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.34%	5.09%

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

3.   INVESTMENTS (Continued)

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in (a) through (i). There are no events known to the Plan that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the Plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2007 and 2006 as follows:

	2007	2006

Registered investment companies	$ 769,885	$ 4,707,871
Stable Value Fund	302,427	321,340
Energy East Corporation Stock Fund	632,002	491,490

	$ 1,704,314	$ 5,520,701

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

4.   NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at December 31, 2007 and 2006 and the significant components of the changes in net assets for the years ended December 31, 2007 and 2006 relating to the non-participant directed investments is as follows:

	2007	2006

Net Assets:
Energy East Corporation Stock Fund non-participant directed investments	$ 5,937,322	$ 4,729,019

Changes in Net Assets:
Net appreciation in fair value	$ 490,870	$ 373,790
Interest and dividends	241,492	211,391
Employer matching contributions	990,314	944,777
Benefits paid to participants	(159,029)	(173,574)
Net Transfers	(457,861)	(683,643)
Net Loan Transactions	102,517	100,108

	$ 1,208,303	$ 772,849

5.   INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated November 25, 2003, that the Plan is qualified and the related trust established under the Plan is tax-exempt, under the applicable sections of the Code. The Company will apply for a new determination letter in accordance with the Cycle C determination letter filing period established by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee as defined by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

The Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Notes to Financial Statements
December 31, 2007 and 2006

8.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 do not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $168,256 at December 31, 2007 and $108,870 at December 31, 2006. Also, the net increase in net assets available for benefits for 2007 and 2006 is lower than the related amount reported in the financial statements by $59,386 and $108,870, respectively.

9.   PENDING MERGER OF ENERGY EAST

On June 25, 2007, Energy East announced that it had entered into a Merger Agreement with Iberdrola, a corporation organized under the laws of the Kingdom of Spain, and Green Acquisition Capital, Inc., a New York corporation that is a wholly-owned subsidiary of Iberdrola. On November 20, 2007, Energy East shareholders approved the Merger Agreement.

The Merger Agreement provides for a business combination whereby Energy East and its subsidiaries would become wholly-owned subsidiaries of Iberdrola and each outstanding share of Energy East common stock will be converted into the right to receive $28.50 per share in cash, without interest. Consummation of the Merger is subject to customary conditions, including the absence of injunctions or restraints imposed by governmental entities, the receipt of required regulatory approvals and the absence of any material adverse event that would reasonably be expected to have a material adverse effect on Energy East.

To date, all regulatory approvals have been received except approval from the New York Public Service Commission. Energy East expects the Merger to be completed in mid 2008. Until the Merger is completed, Energy East will continue to operate as a separate company.

Central Maine Power Company
Employee Savings and Investment Plan for Union Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 5,863,122
*	JPMCB Liquidity Fund	Commingled Fund	109,852
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		5,972,974

	Pimco Total Return Fund	Registered Investment Company	2,512,338
	Domini Social Equity Class R	Registered Investment Company	130,293
*	T. Rowe Price Equity Income Trust	Common and Collective Trust	1,880,662
	Fidelity Diversified International Fund	Registered Investment Company	4,527,008
*	T. Rowe Price Growth Stock Trust Class B	Common and Collective Trust	1,200,225
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	66,480
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	180,474
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	4,928,253
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	4,255,400
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	4,756,701
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	3,621,758
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	1,907,164
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	765,597
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	1,068,141
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	216,151
*	T. Rowe Price Retirement 2050 Fund	Registered Investment Company	4,753
*	T. Rowe Price Retirement 2055 Fund	Registered Investment Company	5,739
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	4,083,569
	Vanguard Explorer	Registered Investment Company	1,145,022
	Vanguard Institutional Index Fund	Registered Investment Company	17,379,475
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	7,701,186
*	Loan Fund	Participant Loans (6.25% to 9.25%)	1,520,491

	Total		$ 69,829,854

*	Party-in-interest